Exhibit 99.2

BIMCO	SHIPMAN 2009 STANDARD SHIP MANAGEMENT AGREEMENT PART I

1.	Place and date of Agreement (date to be inserted)		2.	Date of commencement of Agreement (Cls. 2, 21 and 27) (date to be inserted)

	[•]			Effective Date [•]

3.	Owners (name, place of registered office and law of registry) (Cl. 1)		3 (a).	Guarantors (name, place of registered office and law of registry) (Cl.34)

	(i)	Name: [•]		(i)	Name: GLOBAL SHIP LEASE, INC.

	(ii)	Place of registered office: [•]		(ii)	Place of registered office: Trust Company Complex,
Ajeltake Road, Ajeltake Island,
Majuro, MH96960, Marshall Islands

	(iii)	Law of registry: [•]		(iii)	Law of registry: Marshall Islands

4.	Managers (name, place of registered office and law of registry) (Cl. 1)

	(I)	Name: Technomar Shipping Inc.

	(II)	Place of registered office: 80 Broad Street, Monrovia, Liberia

	(III)	Established office : 3-5 Menandrou Str. 14561, Kifissia Athens - Greece

	(IV)	Law of registry: LIBERIA

5.	The Company (with reference to the ISM/ISPS Code) (state name and IMO Unique Company identification number. If the Company is a third party then also state registered office and principal place of business) (Cls. 1 and 9(c)(i))	6.	Technical Management (state “yes” or “no” as agreed) (Cl. 4)
			YES

	(i) Name: Technomar Shipping Inc.	7.	Crew Management (state “yes or no” as agreed (Cl. 5(a))
			YES
	(ii) IMO Unique Company identification number: 160528
		8.	Commercial Management (state “yes or no” as agreed) (Cl. 6)
	(iii) Place of registered office: as per box 4		NO

	(iv) Principal place of business: as per box 4

9.	Chartering Services period (only to be filled in if “yes” stated in Box 8) (Cl. 6(a))	10.	Crew Insurance arrangements (state “yes” or “no” as agreed) - YES

	N/A		(i) Crew Insurances* (Cl. 5(b))

			(ii) Insurance for persons proceeding to sea onboard (Cl 5(b)(i))

			*only to apply if Crew Management (Cl.5(a)) agreed (see Box 7)

11.	Insurance arrangements (state “yes” or “no” as agreed) (Cl. 7)	12.	Optional insurances (state optional insurance(s) as agreed, such as piracy, kidnap and ransom, loss of hire and FD & D) (Cl 10(a)(v))

	YES		AS MAY BE INSTRUCTED BY OWNERS

13.	Interest (state rate of interest to apply after the due date to outstanding sums) (Cl.9(a))	14.	Annual management fee (Cl. 12(a), Cl. 23 and Cl. 24)

	N/A		See Clause 12

15.	Manager’s nominated account (Cl. 12(a))	16.	Daily rate (state rate for days in excess of those agreed in budget) (Cl. 12(c))
			N/A

	TO BE ADVISED	17.	Lay-up period/number of months (Cl. 12(d))

			3 (THREE) MONTHS

18.	Minimum contract period (state number of months) (Cl. 21(a))		19. Management fee on termination (state number of months to apply)

Twenty Four (24) months following the termination/expiry of either:
(a) the Vessel's charterparty (existing at any time and as same may be extended or replaced with a new charter from time to time), or
(b) the Vessel’s credit facility or other debt agreement for which the Vessel serves as collateral (existing at any time and as same may be financed, refinanced, amended, supplemented and/or restated from time to time), whichever is the latest.
			SEE CLAUSE 22

20.	Severance Costs (state maximum amount) (Cl. 22(c)(ii))	21.	Dispute Resolution

	AS DEFINED		See Clause 25

22. Notices (state full style contact details for serving notice and communication to the Owners) (Cl. 26)		23. Notices (state full style contact details for serving notice and communication to the Managers) (Cl. 26)
	c/o Technomar Shipping Inc. AS PER BOX 4		AS PER BOX 4

It is mutually agreed between the party stated in Box 3 and the party stated in Box 4 that this Agreement consisting of PART I and PART II as well as Annexes “A” (Details of Vessel or Vessels), “B” (Details of Crew) and C (“Budget”) attached hereto, shall be performed subject to the conditions contained herein. In the event of a conflict of conditions, the provisions of PART I and Annexes “A” “B” and “C” shall prevail over those of PART II to the extent of such conflict but no further.

Signature(s) (Owners)		Signature(s) (Managers)

[•]		[•]

Signature(s) (Parent)

[•]

PART II
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Standard ship management agreement

SECTION 1 – Basis of the Agreement

1.
Definitions
In this Agreement save where the context otherwise requires, the following words and expressions shall have the meanings hereby assigned to them:

“Affiliate” means, with respect to a specified Person, any Person that directly, or indirectly through one or more intermediaries, Controls, is Controlled by, or is under common Control with the specified Person.

“Annual Management Fee” means an amount equal to the daily Management Fee then in effect multiplied by three hundred and sixty-five (365) days.

“Change in Majority Interests or Control” means the occurrence of any one of the following:

(i)
 a transaction or series of transactions involving the sale, transfer or other disposition of equity or voting securities in the Owners or in any of its direct or indirect parent companies (including, without limitation, any transfer by the current owners of equity or voting securities in the Parent), to one or more Persons that are not, immediately prior to such sale, Affiliates of the Parent, of more than 50% of the beneficial equity or voting securities in the Owners or in any such parent companies;

(ii)      a transaction or series of transactions involving the sale, transfer or other disposition, directly or indirectly, of all or substantially all of the assets of the Parent or its subsidiaries (taken as a whole) to one or more Persons that are not, immediately prior to such sale, transfer, or other disposition, Affiliates of the Parent;

(iii)    any merger, consolidation or other business combination of the Owners or any of its direct or indirect parent companies (including, without limitation, the Parent) in which the owners of equity or voting securities in the Parent immediately before such transaction cease to own more than 50% of the equity or voting securities in the Parent (or equity or voting securities of its successors) or the Parent ceases to directly or indirectly own more than 50% of the equity or voting securities in the Owners or its parent companies (or equity or voting securities of their successors) as a result of such transaction;

(iv)     the consummation of any transaction or a series of transactions (including, without limitation, any merger or consolidation), the result of which is that any “person”(as such term is used in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended) becomes the beneficial owner, directly or indirectly of more than 50% of the Parent’s voting securities (unless such “person” is, immediately prior to such acquisition, an Affiliate of the Parent), measured by voting power rather than number of shares;

(v)       a change in the composition of the Board of Directors of the Parent within any consecutive period of thirty-six (36) months as a result of which fewer than a majority of the directors are Incumbent Directors;

The term “Incumbent Director” shall mean a person who either (1) is a member of the Board of Directors of the Parent (the “Board”) upon conclusion of the Annual Meeting of Shareholders of the Parent for the year 2022 (the “Reference Date”), and for each term in office commencing after the Reference Date, has been elected, re-elected, appointed, and/or nominated to the Board, as applicable, in satisfaction of the following subparagraph (2), or (2) after the Reference Date, including for each subsequent term in office, has been elected, re-elected, appointed, and/or nominated to the Board, as applicable, with the affirmative vote of at least a majority of the Incumbent Directors including the affirmative vote of the Executive Chairman at the time of such election, re-election, appointment, or nomination, provided that , such person was not elected, re-elected, appointed, or nominated to the Board in connection with an actual or threatened proxy contest relating to the election of directors of the Parent; or

(vi)       the employment of George Giouroukos (the “Executive Chairman”) as the Executive Chairman of the Parent is terminated by the Parent.

“Commercial Managers” means Conchart Commercial Inc., a Marshall Islands corporation or Global Ship Lease Services Limited, a company incorporated in England (as applicable).

“Commercial Management Agreement” collectively means the agreements with respect to commercial management made between the Parent and/or its Subsidiaries, on the one hand, and the Commercial Managers, on the other hand, with respect to each of the Vessels (as defined therein).

“Company” (with reference to the ISM Code and the ISPS Code) means the organization identified in Box 5 or any replacement organization appointed by the Owners from time to time (see Sub-clauses 9(b)(i) or 9(c) (ii), whichever is applicable).

"Confidential Information” means all information (of whatever nature and however recorded or preserved) which:

(a)
was disclosed by the Owners to the Managers, whether before or after the date of this Agreement, as a result of the discussions leading up to this Agreement, entering into this Agreement or the performance of this Agreement and is designated as “confidential information” by the Owners at the time of disclosure; or

(b)
is information which relates to existing or proposed operations, business plans, market opportunities and business affairs of the Owners or its Affiliates and is clearly confidential from its nature and/or the circumstances in which it was imparted would be regarded as being confidential by a reasonable business person; or

(c)
is clearly confidential from its nature and/or the circumstances in which it was imparted, and including information which relates to the commercial affairs, business (including but not limited to any information considered to be price sensitive information by the Owners), finances, infrastructure, products, services, developments, inventions, trade secrets, know-how, personnel, or contracts of, and any other information relating to, the Owners or its Affiliates (or its or their customers); or

(d)
any information referred to in (a) to (c) above disclosed on the Owners’ behalf by their Affiliates; and

(e)
information extracted, copied or derived from information referred to in (a) to (d) above.

“Control” or “Controlling” or “Controlled by” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise.

“Crew” means the personnel of the numbers, rank and nationality specified in Annex “B” hereto, including but not limited to the Master and any officers.

“Crew Insurances” means insurance of liabilities in respect of crew risks which shall include but not be limited to death, permanent disability, sickness, injury, repatriation, shipwreck unemployment indemnity and loss of personal effects (see Sub- clause 5(b) (Crew Insurances) and Clause 7 (Insurance Arrangements) and Clause 10 (Insurance Policies) and Boxes 10 and 11).

“Crew Support Costs” means all expenses of a general nature which are not particularly referable to any individual vessel for the time being managed by the Managers and which are incurred by the Managers for the purpose of providing an efficient and economic management service and, without prejudice to the generality of the foregoing, shall include the cost of crew standby pay, training schemes for officers and ratings, cadet training schemes, sick pay, study pay, recruitment and interviews.

“Dollars” and “US$” means the lawful currency of the United States of America.

“Exclusive Broker” means Conchart Commercial Inc., a Marshall Islands corporation.

“Exclusive Brokerage Deed” means the Deed of Commercial Advisory Services and Exclusive Brokerage Services entered into on the same date as this Agreement made between the Parent, Global Ship Lease Services Limited and the Exclusive Broker with respect to the Vessels (as defined therein) (if applicable).

“Flag State” means the State whose flag the Vessel is flying.

“Governmental Entity” means and includes (whether having a distinct legal personality or not) any national or local government authority, board, commission, department, division, organ, instrumentality, court or agency and any association, organisation or institution of which any of the foregoing is a member or to whose jurisdiction any of the foregoing is subject or in whose activities any of the foregoing is a participant.

“ISM Code” means the International Management Code for the Safe Operation of Ships and for Pollution Prevention and any amendment thereto or substitution therefor.

“ISPS Code” means the International Code for the Security of Ships and Port Facilities and the relevant amendments to Chapter XI of SOLAS and any amendment thereto or substitution therefor.

“Management Fee” means Euro [•] per day, plus an additional fee of Euro [•] per day (the “Additional Fee”) to cover EU ETS and FuelEU services as per Clause 23 and Clause 24, respectively, as may be adjusted in accordance with Clause 12(b) of this Agreement.] / [the higher of (i) Euro [•] per day, plus an additional fee of Euro [•] per day (the “Additional Fee”) to cover EU ETS and FuelEU services as per Clause 23 and Clause 24, respectively, and (ii) the prevailing daily management fee (also including any additional fee for EU ETS and FuelEU services) then in effect for comparable services provided by the Managers, as agreed between the Parent and the Managers, for the other Group vessels, excluding any vessel not yet delivered to its respective owners by a shipyard.]

“Management Services” means the services specified in SECTION 2 - Services (Clauses 4 through 7) as indicated affirmatively in Boxes 6 through 8, 10 and 11, and all other functions performed by the Managers under the terms of this Agreement.

“Manager Change of Control” means (i) a transaction or series of transactions involving the sale, transfer or other disposition by George Giouroukos ( other than by reason of his death or other incapacity in managing his affairs ) to one or more Persons that are not, immediately prior to such sale, transfer, or other disposition, Affiliates of George Giouroukos, of more than 50% of the equity interests in the Managers; or (ii) any merger, consolidation or other business combination of the Managers in which George Giouroukos or his Affiliates immediately after such transaction ceases to own more than 50% of the equity interests in the Managers (or equity interests of their successors) as a result of such transaction.

“Managers” means the party identified in Box 4.

“Owners” means the party identified in Box 3.

“Parent” means Global Ship Lease, Inc., a Marshall Islands corporation.

“Parties” means the Owners, Managers, and the Parent, as parties to this Agreement.

“Person” means any individual, corporation, association, partnership (general or limited), joint venture, trust, estate, limited liability company, or other legal entity or organization.

“Severance Costs” means the costs which are legally required to be paid to the Crew as a result of the early termination of any contracts for service on the Vessel.

[“Shipbuilding Contract” means [the contract between the Owners and the Shipyard for the construction, sale and purchase of the Vessel dated [•] including the specification, plans and drawings and maker list, and all modifications, amendments and supplements as agreed from time to time.] / [ the contract between [•] as buyers, and the Shipyard as sellers for the construction, sale and purchase of the Vessel dated [•], as subsequently novated to the Owners pursuant to a novation agreement dated [•] , including the specification, plans, drawings and maker’s list, and all modifications, amendments and supplements as agreed from time to time.]

[“Shipyard” means [•] ]

“SMS” means the Safety Management System (as defined by the ISM Code).

“STCW 95” means the International Convention on Standards of Training, Certification and Watchkeeping for Seafarers, 1978, as amended in 1995 and any amendment thereto or substitution therefor.

“Subsidiary(ies)” means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Persons Controlled by such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Person Controlled by such Person is, at the date of determination, a general or limited partner of such partnership, but only if more than 50% of the partnership interests of such partnership (considering all of the partnership interests of the partnership as a single class) is owned, directly or indirectly, at the date of determination, by such Person, one or more Persons Controlled by such Person, or a combination thereof, or (c) any other Person (other than a corporation or a partnership) in which such Person, one or more Persons Controlled by such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) at least a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

[“Supervisory Fee” means one lump sum of Euro [•] for all Supervision Services provided by the Managers.]

“TCMC” means Technomar Crew Management Corporation, a crew manning company affiliated to the Managers with registered offices in Manila, Philippines.

“Vessel” means the vessel details of which are set out in Annex “A” attached hereto.

2.
Commencement and Appointment

With effect from the date stated in Box 2 for the commencement of the Management Services and continuing unless and until terminated as provided herein, the Owners hereby appoint the Managers and the Managers hereby agree to act as the Managers of the Vessel in respect of the Management Services.

3.
Authority of the Managers

Subject to the terms and conditions herein provided, during the period of this Agreement the Managers shall carry out the Management Services in respect of the Vessel as agents for and on behalf of the Owners. The Managers shall have authority to take such actions as they may from time to time in their absolute discretion consider to be necessary to enable them to perform the Management Services in accordance with sound ship management practice, including but not limited to compliance with all relevant rules and regulations.

SECTION 2 – Services

4.
Technical Management
(only applicable if agreed according to Box 6).
The Managers (as required at each relevant time) shall provide technical management which includes, but is not limited to, the following services:

 (a) ensuring that the Vessel complies with the requirements of the law of the Flag State;

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(b)
ensuring compliance with the ISM Code;

(c)
ensuring compliance with the ISPS Code;

(d)
providing competent personnel to supervise the maintenance and general efficiency of the Vessel;

(e)
arranging and supervising special surveys, dry dockings, repairs, alterations and the maintenance of the Vessel to the standards agreed with the Owners provided that the Managers shall be entitled to incur the necessary expenditure to ensure that the Vessel will comply with all requirements and recommendations of the classification society. and with the law of the Flag State and of the places where the Vessel is required to trade;

(f)
arranging the supply of necessary stores, spares and lubricating oil;

(g)
appointing surveyors and technical consultants as the Managers may consider from time to time to be necessary;

(h)
in accordance with the Owners’ instructions, arranging and supervising the sale and/or purchase and legal and physical delivery of the Vessel under the sale and purchase agreement; provided, however services under this Sub-clause 4(h) shall not include negotiation of the sale agreement;

(i)
arranging for the supply of provisions;

(j)
arranging for the sampling and testing of bunkers;

(k)
arranging for the provision of bunker fuels as required for the Vessel’s trade;

(l)
receiving and relaying voyage instructions;

(m)
appointing stevedores;

(n)
arranging surveys associated with the commercial operation of the Vessel;

(o)
accounting and calculation of hire, freights, demurrage and/or dispatch monies due from or due to charterers of the Vessel; collection of any sums due to the Owners related to the operation of the Vessel;

(p)
coordinate with the Commercial Managers and the Exclusive Broker (as applicable) with respect (i) the matters referenced in Clause 4(o) above, (ii) consolidation of accounts, budgets and other materials as may be requested by the Commercial Managers, the Exclusive Broker (as applicable) or Owners with respect to the Vessel and any other vessels subject to the Commercial Management Agreement and/or the Exclusive Brokerage Deed (as applicable) and for which the Managers hereunder provide any management services, and (iii) the scope of Management Services required hereunder in relation to any charterparty for the Vessel negotiated by the Commercial Managers or the Exclusive Broker (as applicable) on its behalf or on behalf of the Owners;[and ]

(q)
[in connection with the construction of the Vessel under the Shipbuilding Contract, and as may be necessary in each case, (X) review and elaborate on the specification, makers list and plans/drawings with due regard to the Vessel’s intended trading, operational and maintenance requirements, (Y) oversee the supervision of the Vessel’s construction in accordance with the terms of the Shipbuilding Contract, including attendance at, and close monitoring of, inspections, tests and meetings, reporting non-conformities, liaising with Classification Society and Flag State, assisting with Buyer’s supplied equipment, and informing the Owners of relevant regulatory changes, and (Z) perform such other supervisory services that are customary in connection with the construction of a vessel (together, the “Supervision Services”), it being understood and agreed that the Manager may, delegate or contract such Supervision Services to a qualified independent third-party; and ]

(r)
performing the Management Services hereunder in compliance with, and in such a manner as to comply with the requirements of, any charterparty for the Vessel.

5.
Crew Management and Crew Insurances
(a) Crew Management
(only applicable if agreed according to Box 7)
The Managers (as required at each relevant time) shall provide suitably qualified Crew who shall comply with the requirements of STCW 95. The provision of such crew management services includes, but is not limited to, the following services:

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Standard ship management agreement

(i)
selecting, engaging and providing for the administration of the Crew, including, as applicable, payroll arrangements, pension arrangements, tax, social security contributions and other mandatory dues related to their employment payable in each Crew member’s country of domicile;

(ii)
ensuring that the applicable requirements of the law of the Flag State in respect of rank, qualification and certification of the Crew and employment regulations, such as Crew’s tax and social insurance, are satisfied;

(iii)
ensuring that all Crew have passed a medical examination with a qualified doctor certifying that they are fit for the duties for which they are engaged and are in possession of valid medical certificates issued in accordance with appropriate Flag State requirements, it being understood that the Vessel shall always remain flagged with a Flag State requiring such medical certificates;

(iv)
ensuring that the Crew shall have a common working language and/or a command of the English language of a sufficient standard to enable them to perform their duties safely;

(v)
arranging transportation of the Crew including repatriation;

(vi)
training of the Crew;

(vii)
conducting union negotiations;

(viii)
operating the Manager’s drug and alcohol policy;

(ix)
ensuring that any complaints with respect to the Master or any of the officers or any other members of the Crew are promptly investigated, and if such complaints are well-founded ensuring that changes in appointments are made without delay in accordance with Clause 15 (Replacement);

(x)
if the Managers are the Company, ensuring that the Crew, on joining the Vessel, are given proper familiarization with their duties in relation to the Vessel’s SMS and that instructions which are essential to the SMS are identified, documented and given to the Crew prior to sailing;

(xi)
it is hereby agreed that for the employment of Filipino crew the Managers may sub-contract with TCMC or any other manning agent. Where the Managers have sub-contracted to (i) TCMC for the employment of Filipino crew, the Owners will pay to the Managers the actual costs of TCMC calculated on the basis of crew days on board the Vessel, and there shall be no commission or other charges payable to TCMC in relation thereto and (ii) any other manning agent for the employment of Filipino crew, the Owners will pay to the Managers the costs of such manning agent calculated on the basis of crew days on board the Vessel and charged to the Manager along with the customary commission and all other charges in relation thereto;

(xii)
if the Managers are not the Company: N/A; and

(xiii)
where Managers are not providing technical management services in accordance with Clause 4 (Technical Management):
N/A

(b) Crew Insurances
(only applicable if Sub-clause 5(a) applies and if agreed according to Box 10)
The Managers shall throughout the period of this Agreement , and as required at each relevant time, provide the following services:

(i)
arranging Crew Insurances in accordance with the sound practice of prudent managers of vessels of a similar type to the Vessel, with sound and reputable insurance companies, underwriters or associations. Insurances for any other persons proceeding to sea onboard the Vessel may be separately agreed by the Owners and the Managers (see Box 10);

(ii)
ensuring that the Owners are aware of the terms, conditions, exceptions and limits of liability of the insurances in Sub-clause 5(b)(i);

(iii)
ensuring that all premiums or calls in respect of the insurances in Sub-clause 5(b)(i) are paid by their due date;

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(iv)
if obtainable at no additional cost or as otherwise requested by the Owners, ensuring that insurances in Sub-clause 5(b)(i) name the Owners as a joint assured with full cover and, unless otherwise agreed, on terms such that Owners shall be under no liability in respect of premiums or calls arising in connection with such insurances;

(v)
providing written evidence, to the reasonable satisfaction of the Owners, of the Managers’ compliance with their obligations under Sub-clause 5(b)(ii), and 5(b)(iii) within a reasonable time of the commencement of this Agreement, and of each renewal date and, if specifically requested, of each payment date of the insurances in Sub-clause 5(b)(i).

6.
Commercial Management
(only applicable if agreed according to Box 8). – N/A

7.
Insurance Arrangements
(only applicable if agreed according to Box 11).
The Managers shall arrange insurances in accordance with Clause 10 (Insurance Policies), on such terms as the Owners shall have instructed or agreed, in particular regarding conditions, insured values, deductibles, franchises and limits of liability.

SECTION 3 – Obligations

8.
Managers’ Obligations
(a) The Managers undertake to use their best endeavours to provide the Management Services as agents for and on behalf of the Owners in accordance with sound ship management practice and to protect and promote the interests of the Owners in all matters relating to the provision of services hereunder. In performing and discharging its obligations, duties and liabilities under this Agreement, the Managers shall act in accordance with all instructions communicated to it by the Owners and the Managers shall at all times serve the Owners faithfully and diligently.

Notwithstanding anything herein to the contrary and for the avoidance of doubt, the parties acknowledge that the Managers shall continue to act as a technical manager with respect to vessels owned or operated by persons or entities other than the Owners, the Parent, or their respective Subsidiaries. In addition, and notwithstanding clause 8(a), in the performance of their management responsibilities under this Agreement, the Managers shall be entitled to have regard to their overall responsibility in relation to all other vessels as may from time to time be entrusted to their management and in particular, but without prejudice to the generality of the foregoing, the Managers shall be entitled to allocate available supplies, manpower and services in such manner as in the prevailing circumstances they consider in their discretion (reasonably exercised) to be fair and reasonable, but in no circumstances shall the Vessel be managed in a manner which is less favourable to the interests of the Owners.

In the performance and discharge of its obligations, duties and liabilities under this Agreement, the Managers shall take care not to exceed the authority given by the Owners under the terms of this Agreement and shall act at all times in accordance with the Owner’s instructions.

In the performance and discharge of its obligations, duties and liabilities under this Agreement, the Manager shall act with reasonable care and skill in accordance with good industry practices and in compliance with all laws and regulations, and shall provide the Management Services hereunder and maintain the Vessel at a standard at least equivalent to the standards followed by it with respect to the other vessel(s) for which the Managers provide management services.

Notwithstanding anything contained herein to the contrary, the Managers shall at all times devote a sufficient amount of its time, resources and personnel to provide the Management Services contemplated by this Agreement.

(b)  Where the Managers are providing technical management services in accordance with Clause 4 (Technical Management), they shall procure that the requirements of the Flag State are satisfied and they shall agree to be appointed as the Company, assuming the responsibility for the operation of the Vessel and taking over the duties and responsibilities imposed by the ISM Code and the ISPS Code, if applicable.

(c) In providing the Management Services, the Managers will at all times comply with, without limitation, the U.S. Foreign Corrupt Practices Act, any applicable country legislation implementing the OECD Convention on combating Bribery of Foreign Public Officials in International Business Transactions, and the UK Bribery Act 2010, and any other laws or regulations relating to anti-bribery, anti-terrorism, economic sanctions and anti-money laundering, to the extent applicable. The Managers shall not engage in any activity, practice or conduct which constitutes a breach of any of the foregoing; in addition, the Managers shall not employ any Person, nor subcontract with any person or entity, to perform or discharge any of its obligations under this Agreement if that person or entity is designated or identified as a Specially Designated National, a Person subject to sanctions that prohibit all dealings or restrict dealings with such Person, a foreign terrorist organization or an organization that provides support to a foreign terrorist organization by the United States Government or any branch or department thereof (including, but not limited to, the Office of Foreign Asset Control).

9.
Owners’ Obligations
(a)      The Owners shall pay all sums due to the Managers punctually in accordance with the terms of this Agreement.

(b)      Where the Managers are providing technical management services in accordance with Clause 4 (Technical Management), the Owners shall:

(i)
report (or where the Owners are not the registered owners of the Vessel procure that the registered owners report) to the Flag State administration the details of the Managers as the Company as required to comply with the ISM and ISPS Codes;

(ii)
procure that any officers and ratings supplied by them or on their behalf comply with the requirements of STCW 95; and

(iii)
instruct such officers and ratings to obey all reasonable orders of the Managers (in their capacity as the Company) in connection with the operation of the Managers’ safety management system.

(c)
Where the Managers are providing crew management services in accordance with Sub-clause 5(a) the Owners shall:

(i)
inform the Managers, through the Commercial Managers, the Exclusive Broker (if applicable) or otherwise, prior to any order for the Vessel to any excluded or additional premium area under any of the Owners’ Insurances by reason of war risks and/or piracy or like perils and pay whatever additional costs may properly be incurred by the Managers as a consequence of such orders including, if necessary, the costs of replacing any member of the Crew. Any delays resulting from negotiation with or replacement of any member of the Crew as a result of the Vessel being ordered to such an area shall be for the Owners’ account. Should the Vessel be within an area which becomes an excluded or additional premium area the above provisions relating to cost and delay shall apply;

(ii)
agree with the Managers prior to any change of flag of the Vessel and pay whatever additional costs may properly be incurred by the Managers as a consequence of such change; and

(iii)
provide, at no cost to the Managers, in accordance with the requirements of the law of the Flag State, or higher standard, as mutually agreed, adequate Crew accommodation and living standards.

SECTION 4 – Insurance, Budgets, Income, Expenses and Fees

10.
Insurance Policies
The Managers shall ensure that throughout the period of this Agreement (as required at each relevant time)]:

(a)
at the Owners’ expense, the Vessel is insured for not less than its sound market value or entered for its full gross tonnage, as the case may be for:

(i)
hull and machinery marine risks (including but not limited to crew negligence) and excess liabilities;

(ii)
protection and indemnity (“PandI”) risks (including but not limited to pollution risks, diversion expenses and, except to the extent insured separately by the Managers in accordance with Sub-clause 5(b)(i), Crew Insurances;

(iii)
Freight, Demurrage and Defence cover (“FD & D”);

NOTE: If the Managers are not providing crew management services under Sub-clause 5(a) (Crew Management) or have agreed not to provide Crew Insurances separately in accordance with Sub-clause 5(b)(i), then such insurances must be included in the protection and indemnity risks cover for the Vessel (see Sub-clause 10(a)(ii) above).

(iv)
war risks (including but not limited to blocking and trapping, protection and indemnity, terrorism and crew risks); and

(v)
such optional insurances as may be agreed (such as piracy, kidnap and ransom, piracy loss of hire, loss of hire ) (see Box 12)

Sub-clauses 10(a)(i) through 10(a)(v) all in accordance with the best practice of prudent owners of vessels of a similar type to the Vessel, with sound and reputable insurance companies, underwriters or associations (“the Owners’ Insurances”);

[Notwithstanding the foregoing, prior to the ship’s delivery from the Shipyard, the Vessel (unless otherwise agreed between the parties) shall only be insured for FD & D newbuilding cover.]

(b)
all premiums and calls on the Owners’ Insurances are paid by their due date;

(c)
In the event the Vessel is sold or this Agreement is terminated as per the terms hereunder the Owners will either pay directly, or remit, sufficient funds in the Vessel’s Earnings Account to cover, the Vessel’s PandI and FD & D estimated Release Calls as same will be calculated by the Vessel’s Protection and Indemnity Association. The Managers will ensure that, in the event of payment from the Vessel’s Earnings Account, when called by the Vessel’s Protection and Indemnity Association, the Vessel’s Release Calls are paid as appropriate and any balance remaining out of the amount originally remitted by the Owners will be released to the Owners.

(d)
the Owners’ Insurances name the Managers and, subject to underwriters’ agreement, any third party designated by the Managers as a joint assured, with full cover. It is understood that in some cases, such as protection and indemnity, the normal terms for such cover may impose on the Managers and any such third party a liability in respect of premiums or calls arising in connection with the Owners’ Insurances.

If obtainable at no additional cost, however, the Managers shall procure such insurances on terms such that neither the Managers nor any such third party shall be under any liability in respect of premiums or calls arising in connection with the Owners’ Insurances. In any event, on termination of this Agreement in accordance with Clause 21 (Duration of the Agreement) and Clause 22 (Termination), the Owners or Managers shall procure that the Managers and any third party designated by the Managers as joint assured shall cease to be joint assured and, if reasonably achievable, that they shall be released from any and all liability for premiums and calls that may arise in relation to the period of this Agreement; and

(e)
written evidence is provided, to the reasonable satisfaction of the Owners, of the Managers’ compliance with their obligations under this Clause 10 within a reasonable time of the commencement of the Agreement, and of each renewal date and, if specifically requested, of each payment date of the Owners’ Insurances.

11.
Income Collected and Expenses Paid on Behalf of Owners

(a)
All monies collected by the Managers under this Agreement (other than monies payable by the Owners to the Managers) and any interest thereon shall be held to the credit of the Owners in a separate bank account.

(b)
All expenses incurred by the Managers under the terms of this Agreement on behalf of the Owners (including expenses as provided in Clause 12(c)) may be debited against the Owners in the account referred to under Sub-clause 11(a) but shall in any event remain payable by the Owners to the Managers on demand.

(c)
The Managers shall provide the Owners with (i) monthly cash flow statements with respect to the Vessel and the Owners, and (ii) quarterly un-audited accounts and detailed analysis showing all movements and use of funds held in the separate bank account.

(d)
The Managers shall pay, on behalf of the Owners and from the bank account referred to in Clause 11(a) above, all expenses of the Commercial Managers under the Commercial Management Agreement and all expenses of the Exclusive Broker under the Exclusive Brokerage Deed (as applicable).

12.
Management Fee and Expenses

(a)
The Owners shall pay to the Managers for their services as Managers under this Agreement [the Management Fee, which shall be due and payable in monthly instalments in advance, the first instalment (pro rata if appropriate) being due and payable on the date of delivery of the Vessel to the Owners and subsequent instalments being due and payable every first New York banking day of every calendar month. The Management Fee shall be payable to the Managers’ nominated account stated in Box 15.] / [:
•
the Supervisory Fee, which is payable in two installments: (x) Euro [•] payable within seven calendar days from the Vessel’s steel cutting, as evidenced by the relevant certificate issued by Class and (y) Euro [•] payable within seven calendar days from the Vessel’s delivery from the Shipyard; and
•
commencing upon delivery of the Vessel to the Owners from the Shipyard, the Management Fee which, shall be due and payable in monthly instalments in advance, the first instalment (pro rata if appropriate) being due and payable on the date of delivery of the Vessel to the Owners from the Shipyard and subsequent instalments being due and payable every first New York banking day of every calendar month. The Supervisory Fee and the Management Fee, as applicable, shall be payable to the Managers’ nominated account stated in Box 15.]

(b)
The Management Fee shall be subject to an annual review (at the end of each calendar year) in order to reflect any increases in the salaries of Managers’ employees and other expenses (inflation). The proposed fee shall be presented in the annual budget in accordance with Sub-clause 13(a). Subject always to the prior written approval of the Owners, the Management Fee may increase annually on January 1 of each year by not more than two and one-half percent (2.5%).

(c)
The Managers shall, at no extra cost to the Owners, provide their own office accommodation, office staff, facilities and stationery. Without limiting the generality of this Clause 12 (Management Fee and Expenses) the Owners shall reimburse the Managers for reasonable postage, communication, travelling and accommodation expenses, and other reasonable out of pocket expenses properly incurred by the Managers in pursuance of the Management Services including but not limited to the Vessel apportioned cost of the Managers’ “flying squad” and the “on board the Vessel” allowances as well as any other sundry administrative expenses, it being understood that the Managers shall not make any expenditure with respect to the items described in this sub-paragraph ( c ) in the aggregate in excess of US$5,000 in any given calendar month, without the prior written consent of the Owners. Notwithstanding the foregoing, any of the above items that may be included in the annual budget will not be part of this reimbursement.

(d)
If the Owners decide to layup the Vessel and such layup lasts for more than the number of months stated in Box 17, the Management Fee is agreed to be Euro [•] per day and will be applicable for the period exceeding such period agreed in Box 17 until one month before the Vessel is again put into service. If the Managers are providing crew management services in accordance with Sub-clause 5(a), consequential costs of reduction and reinstatement of the Crew shall be for the Owners’ account.

(e)
Save as otherwise provided in this Agreement, all discounts and commissions obtained by the Managers in the course of the performance of the Management Services shall be credited to the Owners.

13.
Budgets and Management of Funds

(a)
The Managers shall prepare a budget. The budget shall also provide aggregate forecast expenditure by the Managers for those cost items to be reimbursed by Owners as detailed in Clause 12(c). The Managers’ initial budget is set out in Annex “C” hereto. Subsequent budgets shall be for twelve month periods and shall be prepared by the Managers and presented to the Owners not less than one month before the end of the budget year.

(b)
The Owners shall state to the Managers in a timely manner, but in any event within one month of presentation, whether or not they agree to each proposed annual budget. In the absence of any such indication by the Owners, within such one month period, the Managers shall be entitled to assume that the Owners have accepted the proposed budget.

(c)
Following the agreement of the budget, the Managers shall prepare and present to the Owners their estimate of the working capital requirement for the Vessel and shall each month request the Owners in writing to pay the funds required to run the Vessel for the ensuing month, including the payment of any occasional or extraordinary item of expenditure, such as emergency repair costs, additional insurance premiums, bunkers or provisions. Such funds shall be received by the Managers within ten running days after the receipt by the Owners of the Managers’ written request and shall be held to the credit of the Owners in a separate bank account.

(d)
The Managers shall (i) establish and maintain an accounting system which meets the requirements of the Owners and provide regular accounting services, supply regular reports and records, (ii) maintain the records of all costs and expenditures incurred as well as data necessary or proper for settlement of accounts, (iii) prepare yearly operating budgets for the Vessel including any drydocking and special surveys, (iv) provide back-office administration and accounting services for the Vessel and the Owners, and (v) at all times maintain and keep true and correct accounts in respect of the Management Services in accordance with the relevant International Financial Reporting Standards or U.S GAAP as required, including records of all costs and expenditure incurred, and produce a comparison between budgeted and actual income and expenditure of the Vessel in such form and at such intervals as shall be mutually agreed. The Managers shall make such accounts available for inspection and auditing by the Owners and/or their representatives in the Managers’ offices or by electronic means, provided reasonable notice is given by the Owners.

(e)
The Managers shall assist the Owners and its Parent in complying with the requirements of Section 404 of the U.S. Sarbanes Oxley Act 2002, as it may be amended from time to time (“SOX”), governing the effectiveness of internal controls of service organizations retained by publicly held companies by taking or causing to be taken, all actions and doing, or causing to be done, all things and executing any and all documents and instruments which may reasonably be required, proper or advisable to conducting an evaluation on the internal controls of the Managers in compliance with SOX. The Managers agree to take or cause to be taken, all actions and to do, or cause to be done, all things and to execute any and all documents and instruments of any kind on an ongoing basis which might be reasonably necessary, proper or advisable to permit the Owners and its Parent to remain in compliance with SOX throughout the term of this Agreement, and, with the exception of the costs incurred by the Managers to obtain SAS 70 reports or any equivalents thereof, if require by the Owners or the Parent, which shall be payable by either the Owners or the Parent, each of the parties to this Agreement shall bear their own costs associated with such compliance.

(f)
Notwithstanding anything contained herein, the Managers shall in no circumstances be required to use or commit their own funds to finance the provision of the Management Services except where the terms of this engagement provide that such Management Services are to be provided at no extra or additional cost to the Owners.

14.
Trading Restrictions

If the Managers are providing crew management services in accordance with Sub-clause 5(a) (Crew Management), the Owners and the Managers will, prior to the commencement of this Agreement, agree on any trading restrictions to the Vessel that may result from the terms and conditions of the Crew’s employment.

15.
Replacement

If the Managers are providing crew management services in accordance with Sub-clause 5(a) (Crew Management), the Owners may require the replacement, at their own expense, at the next reasonable opportunity, of any member of the Crew, including but not limited to any Master or officer, found on reasonable grounds to be unsuitable for service. If the Managers have failed to fulfil their obligations in providing suitable qualified Crew within the meaning of Sub- clause 5(a) (Crew Management), then such replacement shall be at the Managers’ expense.

16.
Managers’ Right to Sub-Contract

Other than to its Affiliates or as otherwise set forth in this Agreement, the Managers shall not subcontract any of their obligations hereunder without the prior written consent of the Owners. In the event of such a sub-contract the Managers shall remain fully liable for the due performance of their obligations under this Agreement. Owners hereby agree that the Managers are allowed to sub-contract with TCMC (for the Filipino crew only) and with other manning agents as same may be necessary for the due performance of the Managers’ services under clause 5 (a).

17.
Responsibilities

(a)
Force Majeure - Neither party shall be liable for any loss, damage or delay due to any of the following force majeure events and/or conditions to the extent that the party invoking force majeure is prevented or hindered from performing any or all of their obligations under this Agreement, provided they have made all reasonable efforts to avoid, minimise or prevent the effect of such events and/or conditions:

(i)
acts of God;

(ii)
any requisition, control, intervention, requirement or interference by a Governmental Entity;

(iii)
any circumstances arising out of war, threatened act of war or warlike operations, acts of terrorism, sabotage or piracy, or the consequences thereof;

(iv)
riots, civil commotion, blockades or embargoes;

(v)
epidemics;

(vi)
earthquakes, landslides, floods or other extraordinary weather conditions;

(vii)
strikes, lockouts or other industrial action, unless limited to the employees (which shall not include the Crew) of the party seeking to invoke force majeure;

(viii)
fire, accident, explosion except where caused by negligence of the party seeking to invoke force majeure; and

(ix)
any other similar cause beyond the reasonable control of either party.

(b) Liability to Owners

Without prejudice to Sub-Clause 17(a), the Managers shall be under no liability whatsoever to the Owners for any loss, damage, delay or expense of whatsoever nature, whether direct or indirect (including but not limited to loss of profit arising out of or in connection with detention of or delay to the Vessel), and howsoever arising in the course of performance of the Management Services UNLESS the same is proved to have resulted solely from:

(i)
the persistent and/or continuing negligence of the Managers which causes material losses and/or material additional expense to the Owners for a period of 3 (three) calendar months or more following a written notice from the Owners that it is dissatisfied with the performance of the Managers due to such negligence and stating the deficiencies to be remedied, provided however, that the Managers shall not be deemed to have acted negligently if the deficiencies arise or are continuing due to circumstances beyond the control of the Managers, the Exclusive Broker and TCMC, or if the Managers are taking reasonable steps to remedy such deficiencies; or

(ii)
the gross negligence or wilful default of the Managers or its employees or agents, or sub-contractors employed by them in connection with the Vessel, in which case (save where loss, damage, delay or expense has resulted from the Managers’ personal act or omission committed with the intent to cause the same or recklessly and with knowledge that such loss, damage, delay or expense would probably result) the Managers’ liability for each incident or series of incidents giving rise to a claim or claims shall never exceed a total of (A) three (3) times the Annual Management Fee payable hereunder with respect to such liability arising under the foregoing sub-clause (i) or (B) ten (10) times the Annual Management Fee payable hereunder with respect to such liability arising under the foregoing sub-clause (ii).

(c)
Acts or omissions of the Crew – Notwithstanding anything that may appear to the contrary in this Agreement, the Managers shall not be liable for any acts or omissions of the Crew, even if such acts or omissions are negligent, grossly negligent or wilful, except only to the extent that they are shown to have resulted from a failure by the Managers to discharge their obligations under Clause 5(a) (Crew Management), in which case their liability shall be limited in accordance with the terms of this Clause 17 (Responsibilities).

(d)
Indemnity - Except to the extent and solely for the amount therein set out that the Managers would be liable under Sub- clause 17(b), the Owners hereby undertake to keep the Managers and their employees, agents and sub-contractors indemnified and to hold them harmless against all actions, proceedings, claims, demands or liabilities whatsoever or howsoever arising which may be brought against them or incurred or suffered by them arising out of or in connection with the performance of this Agreement, and against and in respect of all costs, loss, damages and expenses (including legal costs and expenses on a full indemnity basis) which the Managers may suffer or incur (either directly or indirectly) in the course of the performance of this Agreement.

(e)
“Himalaya” - It is hereby expressly agreed that no employee or agent of the Managers (including every sub-contractor from time to time employed by the Managers) shall in any circumstances whatsoever be under any liability whatsoever to the Owners for any loss, damage or delay of whatsoever kind arising or resulting directly or indirectly from any act, neglect or default on his, her or its part while acting in the course of or in connection with his, her or its employment and, without prejudice to the generality of the foregoing provisions in this Clause 17 (Responsibilities), every exemption, limitation, condition and liberty herein contained and every right, exemption from liability, defence and immunity of whatsoever nature applicable to the Managers or to which the Managers are entitled hereunder shall also be available and shall extend to protect every such employee or agent of the Managers acting as aforesaid and for the purpose of all the foregoing provisions of this Clause 17 (Responsibilities) the Managers are or shall be deemed to be acting as agent or trustee on behalf of and for the benefit of all persons who are or might be their servants or agents from time to time (including sub-contractors as aforesaid) and all such persons shall to this extent be or be deemed to be parties to this Agreement.

18.
General Administration

(a)
The Managers shall keep the Owners and, if appropriate, the Company informed in a timely manner of any incident of which the Managers become aware which gives or may give rise to a material delay to the Vessel or material claims or disputes involving third parties. Without derogating from the foregoing, the Managers shall present the Owners with a report at least every six (6) months identifying all claims arising in or outstanding in such period, settlement and resolution status, and actions taken with respect thereto.

(b)
The Managers shall handle and settle all claims and disputes arising out of the Management Services hereunder with respect to such claims or disputes relating to claims in excess of USD 100,000, unless the Owners instruct the Managers otherwise. The Managers shall keep the Owners appropriately informed in a timely manner throughout the handling of such claims and disputes.

(c)
The Owners may request the Managers to bring or defend other actions, suits or proceedings related to the Management Services, on terms to be agreed.

(d)
At Owners’ cost, the Managers shall have power to obtain appropriate legal or technical or other outside expert advice in relation to the handling and settlement of claims in relation to Sub-clauses 18(b) and 18(c) and disputes and any other matters affecting the interests of the Owners in respect of the Vessel, including the appointment of auditors or other outside experts as may be necessary in the ordinary course of business.

(e)
On giving reasonable notice with respect to proposed dates and the scope of inquiry, the Owners may request, and the Managers shall in a timely manner make available, all documentation, information and records in respect of the matters covered by this Agreement either related to mandatory rules or regulations or other obligations applying to the Owners in respect of the Vessel (including but not limited to STCW 95, the ISM Code and ISPS Code) to the extent permitted by relevant legislation and the Managers shall permit the Owners during regular business hours to inspect the Managers’ premises, audit records and accounts and meet with executive personnel.

(f)
The Managers shall provide the administration and support services set out in Appendix 1 (collectively, the “Administrative & Support Services”) at their cost; provided, however, that, at the Owners’ sole cost and expense, the Managers may employ the services of external advisors or other third-party service providers if reasonably necessary for the Managers to provide the Administrative & Support Services (including, without limitation, the services of accounting, tax or legal advisors, but expressly excluding day-to-day accounting services or other Administrative & Support Services that Managers provide to other clients in the ordinary course utilizing in-house expertise).

(g)
On giving reasonable notice, the Managers may request, and the Owners shall in a timely manner make available, all documentation, information and records reasonably required by the Managers to enable them to perform the Management Services.

(h)
The Owners shall arrange for the provision of any necessary guarantee bond or other security.

(i)
Any costs reasonably incurred by the Managers in carrying out their obligations according to this Clause 18 (General Administration) unless otherwise expressly provided or agreed shall be reimbursed by the Owners.

19.
Inspection of Vessel

The Owners may at any time after giving reasonable notice to the Managers inspect the Vessel for any reason they consider necessary.

20.
Compliance with Laws and Regulations

The Parties will not do or permit to be done anything which might cause any breach or infringement of the laws and regulations the Flag State, or of any place where the Vessel trades, nor shall either of the Parties act in any manner which is prohibited under United States laws or regulations related to foreign trade controls.

In performing the Management Services, the Managers shall, and shall use all reasonable endeavours to procure that its Affiliates and sub-contractors shall, comply in all material respects with the written policies of the Owners, Global Ship Lease Services Limited or the Parent that are directly applicable to the Managers’ provision of the Management Services and are made known to the Managers in advance in writing, which shall include, but not be limited to, the Owners’ Anti-slavery and Human Trafficking Policy, Corporate and Social Responsibility Policy, Anti-bribery and Anti-corruption Policy, Business Ethics Policy, Data and Privacy Policy and Business Conduct Policy and any other policies of the Owners that are so applicable from time to time.

21.
Duration of the Agreement

a.       This Agreement shall come into effect at the date stated in Box 2 and shall continue for the minimum contract period set out in Box 18. Either party may give not less than six (6) months written notice to the other during the minimum contract period that this Agreement is to be terminated at the expiry of the minimum contract period set out in Box 18.

b.      Following the expiry of the minimum contract period set out in Box 18, and provided that neither party has issued a termination notice pursuant to Clause 21(a) to terminate this Agreement at the end of the minimum contract period, this Agreement may be terminated by either party by giving no less than six (6) months written notice to the other.

c.       Should the Owners provide notice under either Clauses 21(a) or (b) above on the basis that they are able to secure more competitive terms from a recognized third party ship manager, they shall provide the Managers in reasonably documented detail, the more competitive terms offered to the Owners by such third party ship manager. The Managers shall have the right to send written notice to the Owners agreeing to match all such terms, in which case this Agreement shall not terminate and shall be deemed to be amended to incorporate such revised terms, as appropriate.

d.      Notwithstanding Clauses 21(a) and (b) above, this Agreement may be terminated by either party at any time in accordance with Clause 22 (Termination). [In the event of termination of this Agreement in accordance with Clause 22 (other than termination by the Owners for Cause pursuant to Clause 22(e)), the Management Fee shall continue to be payable by the Owners to the Managers through the end of the minimum contract period set out in Box 18.] / [In the event of termination of this Agreement in accordance with Clause 22 before the Vessel is delivered from the Shipyard (other than termination of this Agreement by the Owners for Cause under Clause 22(e)), (i) the Supervisory Fee shall continue to be payable by the Owners to the Managers through the end of the minimum contract period set out in Box 18 and (ii) the Management Fee shall be payable by the Owners to the Managers for the period commencing from the expected delivery date of the Vessel from the Shipyard [as set forth in the Shipbuilding Contract] through the end of the minimum contract period set out in Box 18. In the event of termination of this Agreement in accordance with Clause 22 after the Vessel is delivered from the Shipyard to the Owners (other than termination by the Owners for Cause pursuant to Clause 22(e)), the Management Fee shall continue to be payable by the Owners to the Managers through the end of the minimum contract period set out in Box 18. ] All amounts due and payable under this Clause 21(d) shall be accelerated and immediately payable in one lump sum on the date of termination of this Agreement.

e.      Where the Vessel is not at a mutually convenient port or place on the expiry of such period, this Agreement shall terminate on the subsequent arrival of the Vessel at the next mutually convenient port or place.

22.
Termination

Owners’ or Managers’ default

(a)
If either Party fails to meet their obligations under this Agreement, the other Party may give notice to the defaulting Party requiring it to remedy it. In the event that the defaulting Party fails to remedy within a reasonable time to the reasonable satisfaction of the other Party, that other Party shall be entitled to terminate this Agreement with immediate effect by giving notice to the defaulting Party.

(b)
Notwithstanding Clause 22(a):

(i) The Managers shall be entitled to terminate this Agreement with immediate effect by giving notice to the Owners if any monies payable by the Owners under the terms of this Agreement shall not have been received in the Managers’ nominated account within thirty (30) days of receipt by the Owners of the Managers’ written request, or if the Vessel is repossessed by a mortgagee.

(ii) Unless caused by the act or omission of the Exclusive Broker, if the Owners proceed with the employment of or continue to employ the Vessel in the carriage of contraband, blockade running, or in an unlawful trade, or on a voyage which in the reasonable opinion of the Managers is unduly hazardous or improper, the Managers may give notice of the default to the Owners, requiring them to remedy it as soon as practically possible. In the event that the Owners fail to remedy it within a reasonable time to the satisfaction of the Managers, the Managers shall be entitled to terminate the Agreement with immediate effect by notice.

(iii) If either party fails to meet their respective obligations under Sub-clause 5(b) (Crew Insurances) and Clause 10 (Insurance Policies), the other party may give notice to the party in default requiring them to remedy it within twenty (20) days, failing which the other party may terminate this Agreement with immediate effect by giving notice to the party in default.

(c)
Extraordinary Termination

This Agreement shall be deemed to be terminated in the case of the sale of the Vessel (directly or via a sale of a Controlling interest in the Owners) or, if the Vessel becomes a total loss or is declared as a constructive or compromised or arranged total loss or is requisitioned or has been declared missing, or if bareboat chartered, unless otherwise agreed, when the bareboat charter comes to an end; provided, however, that the foregoing shall not apply to (A) the sale of any Vessel pursuant to a sale/leaseback transaction or (B) any termination or expiration of a bareboat charter of such Vessel by the Owners if such Vessel is purchased (or re-purchased) by the Owners.

(d)
For the purpose of Sub-clause 22(c) hereof:

(i)
the date upon which the Vessel is to be treated as having been sold or otherwise disposed of shall be the date on which the Vessel’s Owners cease to be the registered owners of the Vessel;

(ii)
the Vessel shall be deemed to be lost either when it has become an actual total loss or agreement has been reached with the Vessel’s underwriters in respect of its constructive total loss or if such agreement with the Vessel’s underwriters is not reached it is adjudged by a component tribunal that a constructive loss of the Vessel has occurred; and

(iii)
the date upon which the Vessel is to be treated as declared missing shall be ten (10) days after the Vessel was last reported or when the Vessel is recorded as missing be the Vessel’s underwriters, whichever occurs first. A missing Vessel shall be deemed lost in accordance with the provisions of Sub-clause 22(d)(ii).

The Managers’ Default

(e)
The Owner may terminate this Agreement for Cause (as hereinafter defined), but only after the Owners have provided the Managers with notice of such Cause and such Cause has not been cured within twenty (20) days of such notice; provided, however, that if any Cause is incapable of being cured, then no notice and cure period shall be required.

(f)
Cause means any of the following:

(i)
The Managers:

(A)
persist and/or continue to be negligent in their performance of the Management Services which causes material losses and/or material additional expense to the Owners for a period of 3 (three) calendar months or more following a written notice from the Owners that it is dissatisfied with the performance of the Managers due to such negligence and stating the deficiencies to be remedied, provided however, that the Managers shall not be deemed to have acted negligently if the deficiencies arise or are continuing due to circumstances beyond the control of the Managers, the Exclusive Broker and TCMC or if the Managers are taking reasonable steps to remedy such deficiencies; and/or

(B)
is or has been grossly negligent in its performance of the Management Services; and/or

(C)
has engaged in wilful misconduct and/or bad faith and/or fraud;

(ii)
The Managers wilfully fail to cooperate in any government, agency, regulatory or external self-governing body investigation that could have a material adverse effect on the Owners;

(iii)
The Managers or any of their directors, officers or employees are convicted or plead nolo contendere to a felony or a misdemeanour involving moral turpitude that is reasonably likely to have a material adverse effect on the Owners;

(iv)
The Managers or any of their directors, officers or employees commit any material violation of any U.S. federal law regulating securities or the business of the Owners or the Parent without having relied on the legal advice of the Owners’ or the Parent’s counsel to perform or omit to perform the act resulting in such violation or the Managers are the subject of any final order, judicial or administrative, obtained or issued by the United States Securities and Exchange Commission, for any securities violation involving fraud that in each case is reasonably likely to have a material adverse effect on the Owners or the Parent; and

(v)
a material breach of the obligations of the Managers under this Agreement that is reasonably likely to have a material adverse effect on the Parent.

(g)
The Managers shall be entitled to terminate this Agreement with immediate effect by giving notice to the Owners within a six (6) month period following a Change in Majority Interests or Control.

(h)
Owners shall be entitled to terminate this Agreement with immediate effect by giving notice to the Managers within a six (6) month period following a Manager Change of Control.

(i)
This Agreement shall terminate automatically in the event of an order being made or resolution passed for the winding up, dissolution, liquidation or bankruptcy of either Party (otherwise than for the purpose of reconstruction or amalgamation) or if a receiver or administrator is appointed, or if it suspends payment, ceases to carry on business or makes any special arrangement or composition with its creditors (any such event, an “Insolvency”).

(j)
In addition, where the Managers provide Crew for the Vessel in accordance with Clause 5(a) (Crew Management):

the Owners shall continue to pay Crew Support Costs during the said further period of ninety (90) days; and

the Owners shall pay an equitable proportion of any Severance Costs which may be incurred. The Managers shall use their reasonable endeavours to minimise such Severance Costs.

(k)
On the termination, for whatever reason, of this Agreement, the Managers shall arrange to deliver to Owners, if so requested, and upon reasonable notice, the originals where possible, or otherwise certified copies, of all contracts, charters and all documents specifically relating the Vessels and the Management Services provided under this Agreement. The Managers will ensure that such documents will be available for a period of two (2) years following the termination of this Agreement.

(l)
The termination of this Agreement shall be without prejudice to all rights accrued between the Parties prior to the date of termination, including for the avoidance of doubt specifically the right of the Managers to receive the [Supervisory Fee and/or] Management Fee [, as applicable,] (a) prior to the date of such termination and (b) in any event up to the expiry of the minimum contract period as per Box 18 provided that, in the event of termination of this Agreement for Cause by the Owners pursuant to clause 22(e), no [Supervisory Fee or] Management Fee shall be due or payable to the Managers hereunder for any period after the date of such termination.

(m)
In addition to any other payments contemplated herein, (i) if this Agreement is terminated by the Managers pursuant to any of Clauses 21(a), 21(b), 22(a), 22(b)(i), 22(b)(ii), 22(b)(iii), 22(c) or 22(g) or (ii) if this Agreement terminates automatically pursuant to Clause 22(i) because of the Insolvency of the Owners, upon such termination the Managers shall be entitled to a lump sum payment in the amount set forth opposite such Clause reference in the following table:

Applicable Clause Reference	Termination Payment
clause 21(a)	50% of the Annual Management Fee.

clause 21(b)	50% of the Annual Management Fee.

clause 22(a)	Six (6) times the Annual Management Fee.

clause 22(b)(i)	Six (6) times the Annual Management Fee.

clause 22(b)(ii)	Six (6) times the Annual Management Fee.

clause 22(b)(iii)	Six (6) times the Annual Management Fee.

clause 22(c)	25% of the Annual Management Fee.

clause 22(g)	Seven (7) times the Annual Management Fee.

clause 22(i)	Six (6) times the Annual Management Fee.

(n)
In addition to any other payments contemplated herein, (i) if this Agreement is terminated by the Owners pursuant to any of clauses 21(a), 21(b), 22(a), 22(b)(iii), 22(c), 22(e) or 22(h) , or (ii) if this Agreement terminates automatically pursuant to clause 22(i) because of the Insolvency of the Managers, upon such termination the Managers shall be entitled to a lump sum payment in the amount set forth opposite such clause reference in the following table:

Applicable Clause Reference	Termination Payment
clause 21(a)	Seven (7) times the Annual Management Fee.

clause 21(b)	Six (6) times the Annual Management Fee.

clause 22(a)	25% of the Annual Management Fee.

clause 22(b)(iii)	50% of the Annual Management Fee.

clause 22(c)	One quarter of the Annual Management Fee.

clause 22(e)	None

clause 22(h)	The Annual Management Fee.

clause 22(i)	25% of the Annual Management Fee.

23.
Emission Trading Scheme Allowances. Effective 1st January 2024 and notwithstanding any other provision in this Agreement, the Owners and the Managers agree as follows:

“Emission Allowances” or “EUAs” means an allowance, credit, quota, permit or equivalent, representing a right of a vessel to emit a specified quantity of greenhouse gas emissions recognized by the Emission Scheme.

“Emission Data” means data and records of the Vessel’s emissions in the form and manner necessary to calculate its Emission Allowances.

“Emission Scheme” means a greenhouse gas emissions trading scheme which for the purposes of this Clause shall mean the European Union Emissions Trading System (“EU ETS”).

“Responsible Entity” means the party responsible for compliance under the Emission Scheme applicable to the Vessel by law and/or regulation.

“Surrender Date” means 30 September 2025 and every 30 September thereafter (or as such date may be amended from time to time) which is the deadline for the surrender of Emission Allowances pursuant to the EU ETS

The Managers shall be the Responsible Entity under EU ETS applicable to the Vessel and shall assume that responsibility by way of mandated authority between the Owners and Managers in accordance with such Emission Scheme (the “Mandate”). In consideration of the Managers accepting such responsibility, the following shall apply (also see the Appendix for the respective specific services to be provided by the Managers with regard to the EU ETS):

(i) The Managers shall provide the Owners with Emission Data together with the calculation of the Emission Allowances required at regular intervals to be agreed between the Owners and Managers. Such Emission Data shall be verified by an independent verifier, where and when applicable, at the Owners’ expense.

(ii) The Managers shall monitor and report Emission Data to the administering authority (as determined by the EU) in accordance with the EU ETS as applicable to the Vessel.

(iii) The Emission Allowances as calculated by the Managers shall be received by the Managers from the Owners or, if the governing charterparty at the material time so provides, from the Vessel’s charterers , in the Managers’ nominated Emission Scheme account as agreed between the Owners and Managers having taken into account any applicable respective agreement between the Owners and any charterer of the Vessel at any time but in any event not later than 20 days prior to the Surrender Date . Notwithstanding that as between Owners and their charterers from time to time the obligation to provide EUAs is the charterers’ obligation, the primary responsibility for provision of EUAs to the Managers shall remain at all times with the Owners.

(iv) No later than fourteen (14) days prior to termination of this Agreement, the Managers shall prepare and present to the Owners, in writing, (i) their estimates of the Emission Allowances due for the Vessel for the final month of validity of this Agreement, or part thereof, and, (ii) in any event, the total Emission Allowances (including estimated ones) applicable to the Vessel until the date on which the Managers shall cease to be the Responsible Entity by reason of such termination, save that where the Agreement is terminated in circumstances which do not allow the Managers fourteen (14) days’ notification, the Managers shall notify the Owners of the total Emission Allowances as soon as possible. Within three (3) days of notification by the Managers of the total Emission Allowances due to the Managers, but in any event not later than the termination of this Agreement, the Emission Allowances notified by the Managers shall be transferred by the Owners or on Owners’ behalf to the Managers. Owners shall fully indemnify the Managers against any liability which the Managers have for Emission Allowances, and such indemnity will survive any termination of this Agreement.

(v) Any difference between (a) the Emission Allowances estimated according to subclause (iv) above and (b) the Emission Allowances actually due in respect of the Vessel as at the time and date of termination of this Agreement, shall be reconciled and settled between the Owners and Managers within ten (10) days after the termination of this Agreement.

(vi) For the avoidance of any doubt, the Owners shall always provide the Managers in a timely manner (and in any event as per the time context agreed in paragraph (iii) above ), with the Emission Allowances required to fulfil the Managers’ obligations under EU ETS. It is expressly agreed that the Owners will immediately and without delay transfer to the Managers any Emission Allowances not transferred to them by the charterers of the Vessel at any time or otherwise authorize the Managers to purchase any such Emission Allowances on Owners’ behalf and at Owners’ cost after first having sent to the Managers sufficient funds as per Managers’ request.

(vii) The Managers shall surrender the Emission Allowances in accordance with the EU ETS as applicable to the Vessel, subject always to the Owners being/remaining responsible for providing such Emission Allowances to the Managers.

(viii) Any Emission Allowances transferred by the Owners or on Owners’ behalf to the Managers shall be held to the credit of the Owners (but not on trust) until surrendered by the Managers to the administering authority of the EU ETS applicable to the Vessel.

(ix) The Managers’ Management Fee shall be as per Box 14. The Owners and Managers agree that as the EU ETS market standards evolve or in the event of a material change to them, they will periodically review the position and/or consider the changes and in good faith re-appraise the level of the Additional Fee and/or the provision of an adequate and acceptable security to the Managers.

(x) The Owners acknowledge that the Managers shall act as the Responsible Entity with respect to vessels owned or operated by persons or entities other than the Owners, the Parent, or their respective Subsidiaries and to that effect the Managers may be found as non-compliant regarding the performance of EU ETS obligations as a consequence of such other vessels and / or owners regarding the performance of EU ETS obligations (“ Non Compliance Contagion Event”). In the event of a Non-Compliance Contagion Event, Owners will have the right to notify the Managers in writing and request them to remedy the Non-Compliance Contagion Event within (90) days (or such other greater period as the Owners and Managers may agree) following the receipt of such notice from the Owners. Provided that the Managers have been unable to remedy the Non- Compliance Contagion Event as required by the Owners, the Owners will have the right to revoke the Mandate and the Managers shall cease to be the Responsible Entity upon completion of all necessary administrative actions giving effect to such revocation, subject always to Owners providing the Managers with all EUAs due and applicable to the Vessel as calculated by the Managers until the date such revocation becomes effective and the Managers cease to be the Responsible Entity. Such EUAs will be provided by the Owners to the Managers not later than five (5) days following the Managers provision to the Owners of the relevant EUAs calculations. For the avoidance of any doubt, any such Non- Compliance Contagion Event will never constitute or be construed as constituting a breach of this Agreement or as Managers’ failure to comply with their obligations under this Agreement in any manner whatsoever.

(xi) The Managers will have the right to revoke the Mandate at any time subject to notifying the Owners in writing and cooperating with the Owners to ensure a smooth change is effected for the Responsible Entity with regard to EU ETS. Owners will provide the Managers with all EUAs due and applicable to the Vessel as calculated by the Managers until the date such revocation becomes effective and the Managers cease to be the Responsible Entity. Such EUAs will be provided by the Owners to the Managers not later than five (5) days following the Managers provision to the Owners of the relevant EUAs calculations.

24.
FuelEU Maritime Clause for SHIPMAN 2024

Effective 1st January 2025 and notwithstanding any other provision under this Agreement, the Owners and the Managers hereby agree as follows:

"Compliance Balance" means the measure of the Vessel's over- or under-compliance with regard to the limits of the yearly average GHG Intensity of the energy used on board by the Vessel during Voyages within the scope of FuelEU Maritime, which is calculated in accordance with Part A of Annex IV of FuelEU Maritime.

"Compliance Balance Statement" means the information and calculations for a Reporting Period, and including (without limitation) the Compliance Balance, as calculated and recorded by the Verifier as set out at Article 16(4) and Article 26 of Implementing Regulation 2024/2027.

“FuelEU Database” means any electronic database for the monitoring and recording of compliance with FuelEU Maritime established by the European Commission.

"FuelEU Document of Compliance" means the document issued by a Verifier or, where applicable, the competent authority of the administering State, confirming that the Vessel has complied with FuelEU Maritime for the applicable Reporting Period.

"FuelEU Maritime" means Regulation (EU) 2023/1805 of the European Parliament and of the Council, governing the use of renewable and low-carbon fuels in maritime transport, and amending Directive 2009/16/EC as amended from time to time, including all implementing acts and delegated acts and regulations.

"FuelEU Monitoring Plan" means the Vessel's monitoring plan in accordance with FuelEU Maritime.

“FuelEU Penalty” means the penalty in respect of a Reporting Period calculated in accordance with FuelEU Maritime taking into account, where applicable under this Clause, any multiplier as set out in Article 23(2).

"FuelEU Report" means a report as referred to in Article 15(3) submitted in respect of the Vessel and recorded in the FuelEU Database.

“FuelEU Services" means the services provided by the Managers to the Owners under this Clause in performance of the Agreement.

"FuelEU Verification Report" means a verification report as referred to in Article 16 in respect of either a FuelEU Report or Partial FuelEU Report which has been issued by the Verifier and recorded in the FuelEU Database.

“GHG Intensity” means the amount of GHG emissions per megajoule (MJ) of the fuels and energy, expressed in grams of CO2 equivalent units (gCO2eq/MJ), used on board the Vessel under the scope of FuelEU Maritime, calculated in accordance with the methodology set out in Annex I of FuelEU Maritime.

“Partial FuelEU Report” means a report for a Partial Reporting Period as referred to in Article 15(4) submitted in respect of the Vessel and recorded in the FuelEU Database.

“Partial Reporting Period” means a part of a Reporting Period where there is a change in the company (as defined in FuelEU Maritime) during the same calendar year.

"Pool Verifier" means the legal entity carrying out verification activities and accredited in accordance with FuelEU Maritime which has been selected to verify the allocation of the total pool compliance balances in a pool including the Vessel, and which might not be the Verifier.

"Reporting Period" means a period from 1 January to 31 December of the year during which information referred to in FuelEU Maritime is monitored and recorded.

“Verification Period” means the calendar year following a Reporting Period.

"Verified Compliance Balance" means the Compliance Balance verified by the Verifier (and the Pool Verifier, as applicable) and recorded in the FuelEU Database in respect of a Reporting Period after accounting for the application (as applicable) of the banking of the Vessel's compliance surplus or borrowing of an advance compliance surplus between Reporting Periods under Article 20 or the pooling of the Compliance Balance under Article 21.

“Verifier” means the legal entity carrying out verification activities and accredited in accordance with FuelEU Maritime which has been mutually agreed between the Owners and the Managers to verify the relevant information and data of the Vessel relevant to the FuelEU Database and produce the FuelEU Verification Reports, Compliance Balance Statement and the Verified Compliance Balance(other than in respect of pooling).

“Voyage” means a voyage as defined in Article 3, point (c), of Regulation (EU) 2015/757.

Unless specified otherwise, references to Articles and Annexes in this Clause are to those provided for in FuelEU Maritime.

(a) The Owners and Managers acknowledge that the Vessel is required to comply with FuelEU Maritime and that the Managers shall be the responsible compliance entity for the Vessel in accordance with FuelEU Maritime.

(b) Where Delivery occurs after 1 January 2025, the Owners shall, by no later than 10 days (or as otherwise the Owners and Managers may agree) prior to Delivery, provide the Managers with estimates of all relevant underlying information and data to be contained in a Partial FuelEU Report (where applicable) which shall be complete to the best of the Owners' knowledge together with any relevant information recorded in the FuelEU Database including the previous two Reporting Periods (where applicable). Thereafter, the Owners shall provide to the Managers a copy of the Partial FuelEU Report no later than one month after Delivery and the corresponding FuelEU Verification Report together with any supporting information, verification assessment(s), data and documentation latest seven (7) days after receipt from the Verifier.

(c) In consultation with the Owners, the Managers shall prepare and submit a FuelEU Monitoring Plan for the Verifier’s approval. The Managers shall review the FuelEU Monitoring Plan regularly and if necessary, update and/or modify it. The Owners shall promptly notify the Managers if any fuels or energy to be supplied to the Vessel are not reflected in the FuelEU Monitoring Plan following which the Managers shall promptly seek to update and/or modify and re-submit the FuelEU Monitoring Plan to the Verifier for approval.

(d) The Owners shall provide to the Managers: (i) bunker delivery notes (BDNs) and electricity delivery notes (EDNs) for fuels and energy supplied to the Vessel; and if applicable, (ii) any associated documentation and/or certification recognised under FuelEU Maritime to the satisfaction of the Verifier in order to meet the sustainability and GHG emissions saving criteria set out under FuelEU Maritime and to obtain any benefit when applying the emission factors set out in Annex II and calculating the GHG Intensity. The Managers shall be entitled to rely on and accept no responsibility for the accuracy of the data and information recorded in any of the BDNs, EDNs and in any associated documentation and/or certification which are to be submitted to the Verifier as well as for the Owners' failure to supply the same.

(e) The Managers shall on a monthly basis provide to the Owners, together with all supporting calculations, the estimates of:

(i) the aggregated Compliance Balance of the Vessel incurred in the then current Reporting Period; and

(ii) upon request, the projected aggregated Compliance Balance taking into account any banked compliance surplus or advance compliance surplus borrowed from a previous Reporting Period based on information and documentation available at that point in time. Any estimates of the aggregated Compliance Balance as set out in subclause (e)(i) shall be validated by a third party if required by the Owners at their expense.

(f) The Managers shall continuously monitor and record the Vessel's GHG Intensity and all other relevant information and data required under FuelEU Maritime during a Reporting Period and shall promptly provide the Verifier with a FuelEU Report (or, where applicable, a Partial FuelEU Report) in accordance with FuelEU Maritime together with all supporting documents and information as requested by the Verifier.

(g) The Managers shall promptly notify the Owners of the outcome of the verification of the FuelEU Report (or, where applicable, a Partial FuelEU Report) by the Verifier and provide the Owners with a copy of the FuelEU Verification Report together with the Compliance Balance Statement when available.

(h) Where this Agreement is terminated, the Managers shall, by no later than 10 days (or as otherwise the Owners and Managers may agree) prior to the Vessel's date of redelivery, provide the Owners upon request with estimates of the underlying information and data to be contained in a Partial FuelEU Report together with any relevant information recorded on the FuelEU Database. Thereafter, the Managers shall provide to the Owners a copy of the Partial FuelEU Report no later than one month after redelivery and the corresponding FuelEU Verification Report together with any supporting information, verification assessment(s), data and documentation latest seven (7) days after receipt from the Verifier.

(i) The Managers shall periodically monitor the Managers' potential exposure to a FuelEU Penalty for the Vessel.

(j) In respect of each Compliance Balance Statement:

(i) Unless otherwise agreed in writing by the Owners and Managers, it is expressly understood that any rights, ownership, entitlements and decisions in respect of the banking, borrowing and pooling (if applicable) of the Compliance Balance, as well as to the identity and appointment of the Pool Verifier (as applicable) shall vest exclusively in the Owners (or the Owners' nominee) who shall be at liberty to direct, control and allocate the Compliance Balance as they see fit in accordance with FuelEU Maritime.

(ii) No later than 10 days (or as otherwise the Owners and Managers may agree) prior to 30 April of the Verification Period, the Owners shall provide instructions and directions to the Managers as to the application and/or allocation of the Compliance Balance in respect of borrowing, banking and/or pooling (if applicable) as well as to the identity and appointment of the Pool Verifier.

(iii) The Managers shall promptly follow the Owners' instructions and directions in respect of borrowing, banking and/or pooling of the Compliance Balance in accordance with subclause (j)(ii).

(iv) The Owners shall bear the risk, liability, benefit and costs arising out of or in connection with the afore-mentioned instructions and directions including any failure to provide such instructions and directions under this subclause (j).

(v) Once the Verified Compliance Balance is available, it shall be communicated by the Managers to the Owners as soon as reasonably practicable.

(k) Where, in respect of the Verified Compliance Balance, it is determined under FuelEU Maritime that:

(i) a FuelEU Penalty is payable, the Managers shall promptly notify the Owners of such FuelEU Penalty and the Owners shall transfer a sum equivalent to the FuelEU Penalty to the Managers by no later than 15 days before the FuelEU Penalty falls due. Subject to the timely receipt of such funds, the Managers shall pay the FuelEU Penalty promptly thereafter and provide the Owners with a copy of the FuelEU Document of Compliance as soon as reasonably practicable; or

(ii) no FuelEU Penalty is payable, the Managers shall provide the Owners with a copy of the FuelEU Document of Compliance as soon as reasonably practicable.

(l) Where this Agreement is terminated between 1 January and 30 June of a Verification Period, and the Managers (or the Managers’ nominee) were the responsible compliance entity on 31 December of the previous Reporting Period, the Managers shall remain responsible for complying with its obligations under this Clause and the Owners shall advance the funds required for payment of the estimated FuelEU Penalty and these funds shall be received by the Managers on or before termination of this Agreement. Where funds in excess of a FuelEU Penalty have been paid by the Owners or if no FuelEU Penalty is ultimately payable pursuant to the Verified Compliance Balance, the Managers shall promptly return any balance of funds to the Owners.

(m) The Owners and Managers have agreed that there will be no additional fee payable to the Managers for the FuelEU Services, pending further review, as per subclause (p) and the Additional Fee (Box 14) will also cover the fee for the Managers FuelEU Services.

(n) The Owners are under an absolute obligation at all times to provide the Managers in a timely manner with sufficient funds required to fulfil the Managers' obligations for the Vessel under FuelEU Maritime. In the event the Owners fail to provide sufficient funds required to fulfill the Managers’ obligations for the Vessel under FuelEU Maritime and as a consequence either the Managers are unable to obtain a FuelEU Document of Compliance and/or any sanctions are imposed on the Vessel under Article 25 of the FuelEU Maritime , such inability to obtain a FuelEU Document of Compliance for the Vessel or the imposition of such sanctions on the Vessel will never constitute or be construed as constituting a breach of this Agreement or as Managers’ failure to comply with their obligations under this Agreement in any manner whatsoever. In addition, Owners do hereby and at all times will indemnify and hold the Managers harmless from any damage and/or loss of whatsoever nature suffered or to be suffered by the Managers due to any breach of the Owners under this clause.

(o) It is expressly agreed that the rights and obligations of the Owners and Managers set out in this Clause shall survive the expiration or termination of the Agreement unless or until the Owners and Managers have fulfilled or satisfied their respective obligations under FuelEU Maritime.

(p) The Owners and Managers agree that as the FuelEU Market standards evolve or in the event of material change of them, they will review periodically the position and/or consider the changes and in good faith re-appraise the necessity and level of any additional fee and / or the provision of an adequate and acceptable security to the Managers.

*If number of days is not inserted in subclauses (b), (h), (i)(i), (i)(iii), (j)(ii) and/or (k)(i) the default shall be ten (10) days.

**If no selection is made under subclause (e), the default shall be “per Voyage”.

*** If no amount is stated in subclause (m), such fee shall be assumed to be included in the Annual Management Fee.

25.
BIMCO Dispute Resolution Clause

(a)
This Agreement shall be governed by and construed in accordance with English law and any dispute arising out of or in connection with this Agreement shall be referred to arbitration in London in accordance with the Arbitration Act 1996 or any statutory modification or re-enactment thereof save to the extent necessary to give effect to the provisions of this Clause.

The arbitration shall be conducted in accordance with the London Maritime Arbitrators Association (LMAA) Terms current at the time when the arbitration proceedings are commenced.

The reference shall be to three arbitrators. A party wishing to refer a dispute to arbitration shall appoint its arbitrator and send notice of such appointment in writing to the other party requiring the other party to appoint its own arbitrator within 14 calendar days of that notice and stating that it will appoint its arbitrator as sole arbitrator unless the other party appoints its own arbitrator and gives notice that it has done so within the 14 days specified. If the other party does not appoint its own arbitrator and gives notice that it has done so within the 14 days specified, the party referring a dispute to arbitration may, without the requirement of any further prior notice to the other party, appoint its arbitrator as sole arbitrator and shall advise the other party accordingly. The award of a sole arbitrator shall be binding on both parties as if he had been appointed by agreement.

Nothing herein shall prevent the parties agreeing in writing to vary these provisions to provide for the appointment of a sole arbitrator.

In cases where neither the claim nor any counterclaim exceeds the sum of USD50,000 (or such other sum as the parties may agree) the arbitration shall be conducted in accordance with the LMAA Small Claims Procedure current at the time when the arbitration proceedings are commenced.

(b)
Notwithstanding Sub-clauses 25(a) above, the parties may agree at any time to refer to mediation any difference and/or dispute arising out of or in connection with this Agreement.

(c)
In the case of a dispute in respect of which arbitration has been commenced under Sub-clauses 25(a) above, the following shall apply:

(i)
Either party may at any time and from time to time elect to refer the dispute or part of the dispute to mediation by service on the other party of a written notice (the “Mediation Notice”) calling on the other party to agree to mediation.

(ii)
The other party shall thereupon within 14 calendar days of receipt of the Mediation Notice confirm that they agree to mediation, in which case the parties shall thereafter agree a mediator within a further 14 calendar days, failing which on the application of either party a mediator will be appointed promptly by the Arbitration Tribunal (“the Tribunal”) or such person as the Tribunal may designate for that purpose. The mediation shall be conducted in such place and in accordance with such procedure and on such terms as the parties may agree or, in the event of disagreement, as may be set by the mediator.

(iii)
If the other party does not agree to mediate, that fact may be brought to the attention of the Tribunal and may be taken into account by the Tribunal when allocating the costs of the arbitration as between the parties.

(iv)
The mediation shall not affect the right of either party to seek such relief or take such steps as it considers necessary to protect its interest.

(v)
Either party may advise the Tribunal that they have agreed to mediation. The arbitration procedure shall continue during the conduct of the mediation but the Tribunal may take the mediation timetable into account when setting the timetable for steps in the arbitration.

(vi)
Unless otherwise agreed or specified in the mediation terms, each party shall bear its own costs incurred in the mediation and the parties shall share equally the mediator’s costs and expenses.

(vii)
The mediation process shall be without prejudice and confidential and no information or documents disclosed during it shall be revealed to the Tribunal except to the extent that they are disclosable under the law and procedure governing the arbitration.

(d)
If Box 21 in Part I is not appropriately filled in, Sub-clause 25(a) of this Clause shall apply.

26.
Notices

(a)
A notice or other communication given under this Agreement (a Notice) shall be:

(i)
in writing;

(ii)
in the English language; and

(iii)
sent by the Permitted Method to the Notified Address.

(b)
The Permitted Method means any of the methods set out in the first column below, the second column setting out the date on which a Notice given by such Permitted Method shall be deemed to be given provided the Notice is properly addressed and sent in full to the Notified Address:

(1) Permitted Method	(2) Date on which Notice deemed given

Personal delivery	When left at the Notified Address

Courier delivery	When left at the Notified Address

E-mail	When actually received by the recipient (or made available to the recipient) in readable form

(c)
The “Notified Address” (including fax number) of each of the Parties is the address set out below, or as subsequently notified to all Parties in writing:

(i)
to the Owners and the Guarantors at: [•]

Attention: [•]

(ii)
to Managers at: [•]

Attention: [•]

or to such other address as is notified by one Party to the other Party under this Agreement.

And in each case proof of posting, handing in or transmission shall be proof that notice has been given, unless proven to the contrary.

27.
Entire Agreement
This Agreement constitutes the entire agreement between the parties and no promise, undertaking, representation, warranty or statement by either party prior to the date stated in Box 2 shall affect this Agreement. Any modification of this Agreement shall not be of any effect unless in writing signed by or on behalf of the parties.

28.
Third Party Rights
Except to the extent provided in Sub-clauses 17(d) (Indemnity) and 17(e) (Himalaya), no third parties may enforce any term of this Agreement.

29.
Partial Validity
If any provision of this Agreement is or becomes or is held by any arbitrator or other competent body to be illegal, invalid or unenforceable in any respect under any law or jurisdiction, the provision shall be deemed to be amended to the extent necessary to avoid such illegality, invalidity or unenforceability, or, if such amendment is not possible, the provision shall be deemed to be deleted from this Agreement to the extent of such illegality, invalidity or unenforceability, and the remaining provisions shall continue in full force and effect and shall not in any way be affected or impaired thereby.

30.
Confidentiality

(a)
The Managers shall keep confidential the Confidential Information disclosed to it by or on behalf of the Owners or howsoever otherwise obtained, developed or created by the Managers.

(b)
The Managers shall:

(i) use the Confidential Information solely in connection with the performance of its obligations under this Agreement; and

(ii) take all action reasonably necessary to secure the Confidential Information against theft, loss or unauthorised disclosure.

(c)
The restrictions on use or disclosure of Confidential Information in this clause 30 do not apply to information which is:

(i) generally available in the public domain, other than as a result of the Managers’ breach of any obligation under this clause 30; or

(ii) lawfully acquired from a third party who owes no obligation of confidentiality in respect of the information; or

(iii) independently developed by the Managers, or was in the Managers’ lawful possession prior to receipt from the Owners.

(d)
The Managers may disclose the Confidential Information without the prior written consent of the Owners:

(i) to their Affiliates and subcontractors, to whom disclosure is required for the performance of its obligations under this Agreement, but only to the extent necessary to perform such obligations (together the Permitted Disclosees); or

(ii) if, and to the extent that, such information is required to be disclosed (including by way of an Announcement) by the rules of any stock exchange or by any governmental, regulatory or supervisory body (including, without limitation, any taxation authority) or court of competent jurisdiction (Relevant Authority) to which the Managers are subject, provided that the Managers shall, if it is not so prohibited by law, provide the Owners with prompt notice of any such requirement or request.

(e)
The Managers shall:

(i) before disclosing Confidential Information to a Permitted Disclosee, to the extent reasonably practicable, notify the Owners in writing of the intended disclosure and the identity of the intended Permitted Disclosee;

(ii) ensure that such Permitted Disclosee is aware of and complies with the Managers’ obligations under this clause 30 as if it were the Managers; and

(iii) be responsible for the acts and omissions of any Permitted Disclosee in relation to the Confidential Information as if they were the acts or omissions of the Managers.

(f)
The parties agree that damages may not be an adequate remedy for the Managers’ breach of this clause 30 and (to the extent permitted by the court) the Owners shall be entitled to seek an injunction or specific performance in respect of such breach.

31.
Interpretation
In this Agreement:

(a)
Singular/Plural

The singular includes the plural and vice versa as the context admits or requires.

(b)
Headings

The index and heading to the clauses and appendices to this Agreement are for convenience only and shall not affect its construction or interpretation.

(c)
Day

“Day” means a calendar day unless expressly stated to the contrary

32.
Acts of the Commercial Managers and Exclusive Broker (as applicable)

Notwithstanding anything contained in this Agreement to the contrary, the Owners shall have no liability, through indemnification or otherwise, for any damages, losses, or claims of any kind whatsoever of the Managers arising from or in any way related to the acts or omissions of the Commercial Managers and/or the Exclusive Broker, nor shall the Managers have any right to terminate this Agreement for any circumstance or event arising out of or in any way related to any acts or omissions of the Commercial Managers and/or the Exclusive Broker.

33.
Owners’ Right to Assign

(a)
The Owners may assign all of their rights under this Agreement to any mortgagee of the Vessel provided that such assignment shall not otherwise prejudice the rights of the Managers to terminate this Agreement pursuant to the terms hereof. Upon satisfaction of the condition set forth in the first sentence of this Clause 33(a), the Managers hereby agree to enter into an acknowledgment of such assignment in such form as the mortgagee may reasonably request.

(b)
The Managers may not assign all or any of their rights under this Agreement without the prior written consent of the Owners;

(c)
Neither party shall be entitled to transfer all or any of its obligations, duties or liabilities under this Agreement unless:

(i)
the same is expressly permitted under the terms of this Agreement; or

(ii)
it has received the prior written consent of the other party.
34.
Guarantee

The Parent (as primary obligor, and not merely as surety) hereby irrevocably, absolutely and unconditionally guarantees to the Manager the full and prompt performance by Owners of all of Owners’ liabilities and obligations under this Agreement, whether as to payment or otherwise (“the Owners’ Obligations”) when the same are to be paid or performed, as the case may be. Owners’ Obligations hereunder shall not be affected by any facts or circumstances that might constitute a discharge of or defence to any Owners’ Obligation available to the Parent but not available to Owners, and the Parent hereby expressly waives and renounces any and all such discharges and defences. This guarantee shall be unaffected by any amendment of or supplement to this Agreement, or by the grant of any time or indulgence to Owners by the Managers.

APPENDIX 1

Accounting and Records. The Managers shall, on behalf of the Group, establish an accounting system, including the development, implementation and maintenance over financial reporting and disclosure controls and procedures, and maintain Books and Records, with such modifications as may be necessary to comply with Applicable Laws. The Books and Records shall contain particulars of receipts and disbursements relating to the Group’s assets and liabilities and shall be kept pursuant to normal commercial practices that will permit consolidated financial statements to be prepared for the Parent in accordance with US GAAP and stand-alone and, if required, consolidated financial statements for its Subsidiaries under appropriate GAAP. The Books and Records shall be the property of the Group but shall be kept at the Managers’ primary office or such other place as the Group and the Managers may mutually agree. Upon expiration or termination of this Agreement, all of the Books and Records shall be provided to the Parent or as the Parent shall direct. The internal control over financial reporting and disclosure controls and procedures shall be designed to be effective in the context of the Parent’s management’s obligation to report annually on such controls.

Reporting Requirements. The Managers shall prepare and deliver to the Chief Executive Officer and the Chief Financial Officer of the Parent the following reports, which the Managers shall use its reasonable best efforts to prepare and deliver within the time periods specified below or, if not so specified, within the time period requested by the relevant party:

(a) a quarterly report, including draft Earnings Release, to be delivered within 30 days of the end of each Fiscal Quarter (45 days for the Fiscal Quarter ending December 31 in each year) setting out the interim financial results of the Company for such quarter and for the applicable Fiscal Year through the end of such Fiscal Quarter;

(b) as and when requested by the Board of Directors, the Chief Executive Officer or the Chief Financial Officer, draft reports regarding financial and other information required in connection with Applicable Laws (including annual and other reports that may be required to be filed under the Exchange Act and all other Applicable Laws); and

(c) as and when reasonably requested by the Parent from time to time, such other reports with respect to financial and other information of the Group.

Financial Statements and Tax Returns. At the instruction of the Chief Financial Officer, the Managers shall prepare and deliver for review by the Chief Financial Officer and the Audit Committee of the Board of Directors the following, which the Managers shall use its reasonable best efforts to prepare and deliver within the time periods specified below or, if not so specified, within the time period requested by the relevant party:

(a) within 30 days of the end of each Fiscal Quarter, unaudited financial statements of the Parent for such Fiscal Quarter, reviewed by the external auditors of the Parent, prepared in accordance with US GAAP and the rules and regulations of the SEC, on a consolidated basis with all Subsidiaries of the Parent;

(b) within 45 days of the end of each Fiscal Year, financial statements of the Parent for such Fiscal Year, audited by the external auditors of the Parent, prepared in accordance with US GAAP and the rules and regulations of the SEC, on a consolidated basis with all Subsidiaries of the Parent;

(c) within any deadlines imposed by any regulatory authorities or in order to comply with covenants in borrowing facilities, financial statements of the Parent and Subsidiaries (included on a sub-consolidated basis if required) for such Fiscal Year, audited by the external auditors, prepared in accordance with US GAAP or other GAAP as appropriate; and

(d) tax returns for the Parent and all of its Subsidiaries required to be filed by Applicable Laws.

Notwithstanding the foregoing, in the event that the Parent’s reporting obligations are accelerated under the Exchange Act beyond what such obligations are at the time of the commencement of this Agreement, the Managers shall use its reasonable best efforts to provide to the Parent the financial statements referred to in clauses (a) and (b) above within such periods as shall be required for the Parent to comply with any reporting requirements under the Exchange Act or other similar applicable laws and regulations.

In addition, the Managers shall attend to the timely calculation and payment of all taxes payable by the Group. At the instruction of the Chief Financial Officer, the Managers shall cause the Parent’s external accountants to review the Parent’s unaudited financial statements, audit the Parent’s and the Subsidiaries’ annual financial statements, review internal controls and finalize tax returns. The Managers shall make available to the Parent’s accountants the relevant Books and Records for the Company and the Subsidiaries and shall assist the accountants in their duties.

Legal and Securities Compliance Services.

(a) Responsibilities of the Managers.

The Managers shall assist the Group with the following items, whether or not related to any of the Vessels:

(i) compliance with all Applicable Laws, including all relevant securities laws and the rules and regulations of the SEC, the New York Stock Exchange or any other securities exchange upon which the Parent’s securities are listed;

(ii) arranging for the provision of advisory services to the Parent with respect to the Parent’s obligations under applicable securities laws in the United States and disclosure and reporting obligations under applicable securities laws, including the preparation for review, approval and filing by the Parent of reports and other documents with the SEC and all other applicable regulatory authorities;

(iii) maintaining the Group’s corporate existence and good standing in all necessary jurisdictions and assisting in all other corporate and regulatory compliance matters;

(iv) providing information required by any credit rating agencies;

(v) providing support to the Parent with respect to investor relations including maintenance and monitoring of its website;

(vi) providing legal support for transactions, including but not limited to negotiation and documentation of Memoranda of Agreement for the sale and purchase of vessels, new building contracts for vessels, charter parties, vessel financings; and

(vii) adjusting and negotiating settlements, with or on behalf of claimants or underwriters, of any claim, damages for which are recoverable under insurance policies (subject to any applicable deductible).

(b) Administration and Settlement of Legal Actions.

If any Legal Action is commenced against or is required to be commenced in favor of the Group or any of the Vessels, the Managers shall arrange for the commencement or defense of such Legal Action, as the case may be, in the name of, on behalf of and at the expense of the Group, including retaining and instructing legal counsel, investigating the substance of the Legal Action and entering pleadings with respect to the Legal Action. The Managers shall assist the Group in administering and supervising any such Legal Actions and shall keep the Group advised of the status thereof. The Managers may settle any Legal Action on behalf of a Group where the amount of settlement is less than $500,000 with the approval of the Chief Executive Officer or the Chief Financial Officer and, in excess of such amount, with the approval of the Board of Directors.

(c) Interaction with Regulatory Authorities.

Notwithstanding anything in this Appendix or otherwise, the Managers shall not act for or on behalf of the Group in its relationships with any regulatory authorities except to the extent specifically authorized by the Parent from time to time.

Bank Accounts.

The Managers shall oversee banking services for the Group and shall, where necessary, establish in the name of the Parent and its Subsidiaries such bank accounts with such financial institutions as the Parent and its Subsidiaries may request. The Managers shall administer and manage all of the Group’s cash and accounts, including making any deposits and withdrawals reasonably necessary for the management of its business and day-to-day operations. The Managers shall promptly deposit all moneys payable to the Group and received by the Managers into a bank account held in the name of the Parent or its Subsidiaries. This provision, and any and all other provisions required to give effect to this provision, shall become effective on the Effective Date.

Corporate Planning.

The Managers shall:

(a) oversee preparation of annual budget, including working capital requirements;

(b) develop forecasts and projections, including profitability analysis; and

(c) obtain investment appraisals;

Emissions Trading System Process Services.

(i)
Data Monitoring. The Managers shall capture and review emissions with the assistance of a consulting company on a per month basis. Emissions data validation to be performed by an independent verifier on an annual basis and for any other intermediate period, as necessary and available. Final verified data to be distributed to all interested parties both internally and externally as necessary (including the Vessel’s charterers at any relevant time with whom the Managers will communicate and share any relevant information and data for the purposes of EU ETS as required by the Owners).

(ii)
Reporting. The Managers shall report the verified emissions data to the EU (MRV – emissions metrics with the EU) and IMO (global emissions). The Managers shall obtain relevant certification and distribute to all parties as necessary.

(iii)
Trading. The Managers shall open / manage / monitor the EU ETS trading account and the EU ETS compliance account. Upon any collection of EUAs the Managers treasury dept. will inform all relevant parties and also will perform an initial reconciliation for EUAs expected and received for the Vessel basis to identify any discrepancies. Trading of EUAs in order to cover any potential needs such as off-hire(s) or as Owners may otherwise instruct the Managers will be performed by the Managers subject to Owners’ authorisation on Owners’ behalf and at Owners’ cost.

(iv)
Reconciliation. Prior to the final submission of the EUAs to the EU the Managers shall perform a final reconciliation analysis to verify the EUAs to be agreed between the Owners and the Charterers, EUAs covering any off-hires, etc. and shall further confirm that all required EUAs are collected and/or purchased and are in the relevant compliance account.

(v)
EUAs Submission. The Managers to surrender verified EUAs to the EU as required by EU ETS

Fuel EU Process Services.

(i) Data Monitoring. The Managers shall capture and review GHG intensity of the energy used by the vessels with the assistance of a consulting company on a per month basis. GHG intensity data validation to be performed by an independent verifier on an annual basis and for any other intermediate period, as necessary and available. Final verified data to be distributed to all interested parties both internally and externally as necessary (including the Vessel’s charterers at any relevant time with whom the Managers will communicate and share any relevant information and data for the purposes of Fuel EU as required by the Owners).

(ii) Reporting. The Managers shall report the verified GHG intensity data to the EU. The Managers shall obtain relevant certification and distribute to all parties as necessary.

(iii) Reconciliation. Prior to the final submission the Managers shall perform a final reconciliation analysis to verify the Fuel EU calculation to be agreed between the Owners and the Charterers.

(v) Submission. The Managers to pay any resulting penalty after receiving the necessary funds from the Owners taking into consideration any pooling, borrowing or banking of surpluses in the final calculation.

Other Services.

The Managers shall assist the Group to:

(a) identify, negotiate and secure opportunities for the Group to acquire vessels or companies which own vessels, or to construct vessels, and to negotiate and carry out the purchase of existing vessels, newbuilding vessels or companies which are the registered owners of vessels.

(b) obtain, on behalf of the Group, general insurance, director and officer liability insurance and other insurance of the Group not related to the Vessels that would normally be obtained for companies in a similar business to that of the Group;

(c) if so required by the Group, administer payroll services, for any employee, officer or director of the Parent and its Subsidiaries;

(d) provide the Group with information technology support including email;

(e) provide office space and office equipment for personnel of the Group at the location of the Managers or any subsidiary thereof or as otherwise reasonably designated by the Parent, and clerical, secretarial, accounting and administrative assistance as may be reasonably necessary;

(f) at the request and under the direction of the Parent, handle all administrative and clerical matters in respect of (i) board and committee meetings of the Parent and its Subsidiaries, (ii) the call and arrangement of all annual and special meetings of shareholders, the Parent and any of its subsidiaries, (iii) the preparation of all materials (including notices of meetings and proxy or similar materials) in respect thereof and (iv) the submission of all such materials to the Parent in sufficient time prior to the dates upon which they must be mailed, filed or otherwise relied upon so that the Parent has full opportunity to review, approve, execute and return them to the Managers for filing or mailing or other disposition as the Parent may require or direct;

(g) provide, at the request and under the direction of the Parent, such communications to the transfer agent for the Parent as may be necessary or desirable;

(h) make recommendations to the Parent for the appointment of auditors, accountants, legal counsel and other accounting, financial or legal advisers, and technical, commercial, marketing or other independent experts; provided, however, that nothing herein shall permit the Managers to engage any such adviser or expert for the Parent without the Parent’s specific approval;

(i) providing assistance and advice to the Group with respect to financing, including (i) the monitoring and administration of the compliance with any applicable financing terms and conditions in effect with investors, banks, lenders or other financial institutions and (ii) the identification and negotiation of new capital or financings or re-financings; and

(j) attend to all other administrative matters necessary to ensure the professional management of the Group’s business or as reasonably requested by the Group from time to time

DEFINITIONS AND INTERPRETATION

Unless otherwise defined in this Appendix, capitalized terms used herein but not otherwise defined in this Appendix shall have the meaning given such term in Clause 1 (Definitions) of Part II of this Agreement.

“Applicable Laws” means, in respect of any Person, property, transaction or event, all laws, statutes, ordinances, regulations, municipal by-laws, treaties, judgments and decrees applicable to that Person, property, transaction or event, all applicable official directives, rules, consents, approvals, authorizations, guidelines, orders, codes of practice and policies of any Governmental Authority having authority over that Person, property, transaction or event and having the force of law, and all general principles of common law and equity.

“Board of Directors” means the board of directors of the Parent, as the same may be constituted from time to time.

“Books and Records” means all books of accounts and records, including tax records, sales and purchase records, Vessel records, computer software, formulae, business reports, plans and projections and all other documents, files, correspondence and other information of the Group with respect to the Vessels or the Business (whether or not in written, printed, electronic or computer printout form).

“Business” means the Group’s business of owning, operating and/or chartering or re-chartering Vessels to other Persons and any other lawful act or activity customarily conducted in conjunction therewith.

“Chief Executive Officer” means the chief executive officer of the Parent.

“Chief Financial Officer” means the chief financial officer of the Parent.

“Disclosing Party” means a party who has disclosed Confidential Information hereunder to the other party or on whose behalf Confidential Information has been disclosed to the other party.

“Effective Date” means the date on which this Agreement shall become effective in accordance with Box 2.

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Fiscal Quarter” means a fiscal quarter for the Group

“Fiscal Year” means the fiscal year of the Parent, being the twelve-month period ending December 31.

“GAAP” means the generally accepted accounting principles

“Group” means the Parent and all of its Subsidiaries, or any one of them as the context might require

“Governmental Authority” means any domestic or foreign government, including any federal, provincial, state, territorial or municipal government, any multinational or supranational organization, any government agency (including the SEC), any tribunal, labor relations board, commission or stock exchange (including the New York Stock Exchange), and any other authority or organization exercising executive, legislative, judicial, regulatory or administrative functions of, or pertaining to, government.

“Legal Action” means any action, suit or other proceeding concerning the Owner and/or the Vessel in any jurisdiction.

“Receiving Party” means a party to whom Confidential Information of a Disclosing Party has been disclosed hereunder.

“SEC” means the United States Securities and Exchange Commission.

Annex A – Vessel Details

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Annex B – Crew

Master and crew to be appointed as appropriate to the trading and operational requirements of the Vessel, always subject to the relevant governing laws and regulations.

Annex C – Budget

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